Exhibit 99.2

KINGSOFT CLOUD HOLDINGS LIMITED

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

KINGSOFT CLOUD HOLDINGS LIMITED

AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2021 AND UNAUDITED INTERIM

CONDENSED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	As at
	Notes	December 31, 2021	September 30, 2022	September 30, 2022
		RMB	RMB	US$
			(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents		4,217,528	3,163,210	444,677
Restricted cash		239,093	43,144	6,065
Accounts receivable, net of allowance for credit losses of RMB32,265 and RMB93,904 (US$13,201) as of December 31, 2021 and September 30, 2022, respectively	5	3,570,975	2,566,969	360,859
Short-term investments		2,491,056	2,165,674	304,446
Prepayments and other assets	6	1,687,021	1,734,108	243,779
Amounts due from related parties	18	207,143	365,853	51,431
Total current assets		12,412,816	10,038,958	1,411,257
Non-current assets:
Property and equipment, net	7	2,364,103	2,350,671	330,452
Intangible assets, net	8	1,169,767	1,045,399	146,960
Goodwill	9	4,625,115	4,605,724	647,462
Prepayments and other assets	6	29,066	39,899	5,609
Equity investments	2	207,166	241,094	33,892
Amounts due from related parties	18	5,758	4,889	687
Deferred tax assets, net		7,798	—	—
Operating lease right-of-use assets	10	256,451	218,615	30,732
Total non-current assets		8,665,224	8,506,291	1,195,794
Total assets		21,078,040	18,545,249	2,607,051
LIABILITIES, NON-CONTROLLING INTETERSTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB2,733,487 and RMB2,278,371 (US$320,288) as of December 31, 2021 and September 30, 2022, respectively)		2,938,632	2,454,610	345,064
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB1,208,868 and RMB594,513 (US$83,575) as of December 31, 2021 and September 30, 2022, respectively)	11	2,223,840	2,708,447	380,748
Short-term bank loans (including short-term bank loans of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB1,348,166 and RMB1,017,045 (US$142,974) as of December 31, 2021 and September 30, 2022, respectively)	12	1,348,166	1,041,045	146,348
Income tax payable (including income tax payable of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB1,026 and RMB nil as of December 31, 2021 and September 30, 2022, respectively)	13	60,217	40,926	5,753
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB797,731 and RMB814,079 (US$114,441) as of December 31, 2021 and September 30, 2022, respectively)	18	836,435	851,851	119,751
Current operating lease liabilities (including current operating lease liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB70,672 and RMB61,386 (US$8,630) as of December 31, 2021 and September 30, 2022, respectively)	10	108,590	104,528	14,694
Total current liabilities		7,515,880	7,201,407	1,012,358

KINGSOFT CLOUD HOLDINGS LIMITED

AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2021 AND UNAUDITED INTERIM

CONDENSED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2022 (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	As at
	Notes	December 31, 2021	September 30, 2022	September 30, 2022
		RMB	RMB	US$
			(unaudited)	(unaudited)
Non-current liabilities:
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB472,882 and RMB488,020 (US$68,605) as of December 31, 2021 and September 30, 2022, respectively)	18	472,882	488,020	68,605
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB nil and RMB nil as of December 31, 2021 and September 30, 2022, respectively)		205,889	185,856	26,127
Other liabilities (including other liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB6,975 and RMB143,686 (US$20,199) as of December 31, 2021 and September 30, 2022, respectively)	11	1,232,677	219,244	30,821
Non-current operating lease liabilities (including non-current operating lease liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB121,057 and RMB101,080 (US$14,210) as of December 31, 2021 and September 30, 2022, respectively)	10	158,289	139,594	19,624
Total non-current liabilities		2,069,737	1,032,714	145,177
Total liabilities		9,585,617	8,234,121	1,157,535
Shareholders’ equity:
Ordinary shares (par value of US$0.001 per share; 40,000,000,000 shares authorized as of December 31, 2021 and September 30, 2022; 3,805,284,810 and 3,805,284,801 shares issued, 3,646,381,840 and 3,608,380,825 shares outstanding as of December 31, 2021 and September 30, 2022, respectively)		24,782	24,958	3,509
Treasury shares	17	—	(71,508)	(10,053)
Additional paid-in capital		18,245,801	18,512,795	2,602,488
Accumulated deficit		(7,458,752)	(9,608,058)	(1,350,679)
Accumulated other comprehensive (loss) income	20	(207,882)	589,241	82,834
Total Kingsoft Cloud Holdings Limited shareholders’ equity		10,603,949	9,447,428	1,328,099
Non-controlling interests		888,474	863,700	121,417
Total equity		11,492,423	10,311,128	1,449,516
Total liabilities, non-controlling interests and shareholders’ equity		21,078,040	18,545,249	2,607,051

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the nine months ended September 30,
	Notes	2021	2022	2022
		RMB	RMB	US$
		(unaudited)	(unaudited)	(unaudited)
Revenues:	4, 18
Public cloud services (including related party amounts of RMB670,944 and RMB822,001 (US$115,555) for the nine months ended September 30, 2021 and 2022, respectively)		4,628,609	4,015,989	564,559
Enterprise cloud services (including related party amounts of RMB6,178 and RMB53,530 (US$7,525) for the nine months ended September 30, 2021 and 2022, respectively)		1,769,042	2,031,058	285,522
Others		3,403	2,047	288
Total revenues		6,401,054	6,049,094	850,369
Cost of revenues (including related party amounts of RMB62 and RMB nil for the nine months ended September 30, 2021 and 2022, respectively)	18	(6,077,657)	(5,781,513)	(812,752)
Gross profit		323,397	267,581	37,617
Operating expenses:
Selling and marketing expenses		(341,086)	(433,978)	(61,008)
General and administrative expenses		(358,387)	(706,913)	(99,376)
Research and development expenses		(765,609)	(715,728)	(100,615)
Total operating expenses		(1,465,082)	(1,856,619)	(260,999)
Operating loss		(1,141,685)	(1,589,038)	(223,382)
Interest income		51,341	59,055	8,302
Interest expense		(24,832)	(106,118)	(14,918)
Foreign exchange loss		(9,541)	(466,919)	(65,638)
Other gain (loss), net	4	21,139	(70,209)	(9,870)
Other income, net	4	5,794	18,922	2,660
Loss before income taxes		(1,097,784)	(2,154,307)	(302,846)
Income tax expense	13	(11,759)	(12,424)	(1,747)
Net loss		(1,109,543)	(2,166,731)	(304,593)
Less: net income (loss) attributable to non-controlling interests		1,243	(17,425)	(2,450)
Net loss attributable to Kingsoft Cloud Holdings Limited		(1,110,786)	(2,149,306)	(302,143)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2022 (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the nine months ended September 30,
	Notes	2021	2022	2022
		RMB	RMB	US$
		(unaudited)	(unaudited)	(unaudited)
Net loss per share:
Basic and diluted	16	(0.33)	(0.59)	(0.08)
Shares used in the net loss per share computation:
Basic and diluted	16	3,377,952,450	3,654,601,335	3,654,601,335
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments		(20,442)	796,767	112,008
Comprehensive loss		(1,129,985)	(1,369,964)	(192,585)
Less: Comprehensive income (loss) attributable to non-controlling interests		1,243	(17,781)	(2,500)
Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders		(1,131,228)	(1,352,183)	(190,085)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

							Total Kingsoft
					Accumulated		Cloud Holdings
	Ordinary shares			Additional	other		Limited	Non-	Total
	Number of		Treasury	paid-in	comprehensive	Accumulated	shareholders’	controlling	shareholders’
	shares*	Amount	shares	capital	(loss) income	deficit	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	3,339,618,633	22,801	—	14,149,984	(68,440)	(5,864,356)	8,239,989	61	8,240,050
Adoption of ASC 326	—	—	—	—	—	(5,684)	(5,684)	—	(5,684)
Business acquisition	247,475,446	1,598	—	3,615,485	—	—	3,617,083	992,537	4,609,620
Net loss	—	—	—	—	—	(1,110,786)	(1,110,786)	1,243	(1,109,543)
Other comprehensive loss	—	—	—	—	(20,442)	—	(20,442)	—	(20,442)
Share-based compensation	—	—	—	309,211	—	—	309,211	—	309,211
Exercise and vesting of share-based awards	37,942,921	246	—	37,502	—	—	37,748	—	37,748
Balance as of September 30, 2021 (unaudited)	3,625,037,000	24,645	—	18,112,182	(88,882)	(6,980,826)	11,067,119	993,841	12,060,960

Balance as of December 31, 2021	3,646,381,840	24,782	—	18,245,801	(207,882)	(7,458,752)	10,603,949	888,474	11,492,423
Net loss	—	—	—	—	—	(2,149,306)	(2,149,306)	(17,425)	(2,166,731)
Other comprehensive income (loss)	—	—	—	—	797,123	—	797,123	(356)	796,767
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	2,143	2,143
Disposal of a subsidiary	—	—	—	—	—	—	—	(9,136)	(9,136)
Share-based compensation	—	—	—	258,565	—	—	258,565	—	258,565
Exercise and vesting of share-based awards	26,626,965	176	—	8,429	—	—	8,605	—	8,605
Repurchase of ordinary shares	(64,627,980)	—	(71,508)	—	—	—	(71,508)	—	(71,508)
Balance as of September 30, 2022 (unaudited)	3,608,380,825	24,958	(71,508)	18,512,795	589,241	(9,608,058)	9,447,428	863,700	10,311,128
Balance as of September 30, 2022, in US$ (unaudited)	3,608,380,825	3,509	(10,053)	2,602,488	82,834	(1,350,679)	1,328,099	121,417	1,449,516
*	As of September 30, 2021 and 2022, 168,563,401 and 132,275,996 ordinary shares, respectively, were issued in relation to the share awards. These shares are legally issued but not outstanding.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial information.

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

	For the nine months ended September 30,
	2021	2022	2022
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(1,109,543)	(2,166,731)	(304,593)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	588,039	871,909	122,571
Share-based compensation	309,211	258,565	36,348
Provision for credit losses	46,019	238,529	33,532
Changes in fair value of equity investments	(21,139)	34,024	4,783
Impairment of equity investments	—	14,940	2,100
Changes in fair value of purchase consideration of a business acquisition	—	21,245	2,987
Impairment of contract costs	—	5,710	803
Foreign exchange loss	9,541	466,919	65,638
Deferred income tax	(1,123)	(23,036)	(3,239)
Non-cash operating lease expenses	39,474	52,903	7,437
Gain on disposal of property and equipment	(65)	(3,286)	(462)
Changes in operating assets and liabilities:
Accounts receivable	(1,206,039)	774,920	108,937
Prepayments and other assets	(67,989)	(10,292)	(1,447)
Amounts due from related parties	(29,652)	(167,205)	(23,505)
Accounts payable	853,675	(497,331)	(69,914)
Accrued expenses and other liabilities	(110,943)	14,091	1,981
Operating lease liabilities	(25,779)	(37,823)	(5,317)
Amounts due to related parties	(25,870)	(19,941)	(2,803)
Income tax payable	5,308	(9,582)	(1,348)
Net cash used in operating activities	(746,875)	(181,472)	(25,511)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2022 (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

	For the nine months ended September 30,
	2021	2022	2022
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(550,800)	(1,314,826)	(184,835)
Disposals of property and equipment	1,384	5,224	734
Purchases of intangible assets	(6,980)	(11,693)	(1,644)
Purchases of short-term investments	(2,568,325)	(2,549,508)	(358,404)
Proceeds from maturities of short-term investments	2,698,186	3,122,483	438,952
Proceeds from disposal of equity investments	58,476	—	—
Acquisition of equity investments	—	(63,356)	(8,906)
Acquisition of business, net of cash acquired	169,860	(130,813)	(18,389)
Disposal of a subsidiary	—	(2,577)	(362)
Asset-related government grants received	3,095	11,250	1,581
Net cash used in investing activities	(195,104)	(933,816)	(131,273)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term bank loans	(476,869)	(907,599)	(127,588)
Proceeds from short-term bank loans	997,455	600,477	84,414
Payments of offering cost	—	(25,338)	(3,562)
Capital contribution from non-controlling interests	—	2,143	301
Repurchase of ordinary shares	—	(80,428)	(11,306)
Proceeds from loans due to related parties	587,850	300,000	42,173
Repayment of loans due to related parties	—	(248,698)	(34,961)
Proceeds from exercise of options	19,030	13,953	1,961
Net cash generated from (used in) financing activities	1,127,466	(345,490)	(48,568)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(15,394)	210,511	29,592
Net increase (decrease) in cash and cash equivalents, and restricted cash	185,487	(1,460,778)	(205,352)
Cash and cash equivalents, and restricted cash at beginning of period	3,424,674	4,456,621	626,502
Cash and cash equivalents, and restricted cash at end of period	3,594,767	3,206,354	450,742

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2022 (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

	For the nine months ended September 30,
	Notes	2021	2022	2022
		RMB	RMB	US$
		(unaudited)	(unaudited)	(unaudited)
Supplemental disclosures of cash flow information:
Restricted cash		150,593	43,144	6,065
Income taxes paid		7,574	45,045	6,332
Interest expense paid		16,051	101,963	14,334
Non-cash investing and financing activities:
Purchases of property and equipment included in accrued expenses and other liabilities	11	411,778	181,975	25,582
Non-cash acquisition of business	3	3,617,083	—	—
Purchase consideration included in accrued expenses and other liabilities		1,374,012	1,228,271	172,668
Offering costs included in accrued expenses and other liabilities		—	23,528	3,308
Right-of use assets obtained in exchange of operating lease liabilities		45,003	28,496	4,006
Right-of use assets obtained in exchange of finance lease liabilities		—	124,754	17,538

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION

Kingsoft Cloud Holdings Limited (the “Company”) is a limited liability company incorporated in the Cayman Islands on January 3, 2012. The Company its subsidiaries, the variable interest entities, and subsidiaries of the variable interest entities are hereinafter collectively referred to as the “Group”. The Group is principally engaged in the provision of cloud services. The Company does not conduct any substantive operations on its own but instead conducts its primary business operations through its subsidiaries, variable interest entities, and subsidiaries of the variable interest entities, which are located in the People’s Republic of China (the “PRC”), Hong Kong (“HK”), Japan and the United States (the “U.S.”).

The Company’s principal subsidiaries, variable interest entities, and subsidiaries of its variable interest entities, are as follows:

Percentage of
equity
interest
		Date of	attributable
	Place of	establishment/	to the
Name	establishment	acquisition	Company	Principal activities
Subsidiaries:
Kingsoft Cloud Corporation Limited	HK	February 1, 2012	100%	Cloud services
Beijing Kingsoft Cloud Technology Co., Ltd. (“Beijing Kingsoft Cloud”)*	PRC	April 9, 2012	100%	Research and development
Beijing Yunxiang Zhisheng Technology Co., Ltd. (“Yunxiang Zhisheng”)*	PRC	December 15, 2015	100%	Research and development
Camelot Technology Co., Ltd. (“Beijing Camelot”)	PRC	September 3, 2021	82.15%	Enterprise digital solutions and related services
Variable interest entities:
Zhuhai Kingsoft Cloud Technology Co., Ltd. (“Zhuhai Kingsoft Cloud”)	PRC	November 9, 2012	Nil	Investment holding
Kingsoft Cloud (Beijing) Information Technology Co., Ltd. (“Kingsoft Cloud Information”)	PRC	April 13, 2018	Nil	Investment holding
Variable interest entities’ subsidiaries:
Kingsoft Cloud(Tianjin) Technology Development Co., Ltd.	PRC	May 30, 2019	Nil	Cloud services
Wuhan Kingsoft Cloud Information Technology Co., Ltd.	PRC	December 26, 2017	Nil	Cloud services
Beijing Kingsoft Cloud Network Technology Co., Ltd. (“Beijing Kingsoft Cloud Network Technology”)	PRC	November 9, 2012	Nil	Cloud services
Beijing Jinxun Ruibo Network Technology Co., Ltd. (“Beijing Jinxun Ruibo”)	PRC	December 17, 2015	Nil	Cloud services
Nanjing Qianyi Shixun Information Technology Co., Ltd.	PRC	March 31, 2016	Nil	Cloud services

*  Collectively, the “WFOE”

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (Continued)

These unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2021.

In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the nine months ended September 30, 2022 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2022. The consolidated balance sheet as of December 31, 2021 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2021.

To comply with PRC laws and regulations which prohibit foreign control of companies that engage in value-added telecommunication services, the Group primarily conducts its business in the PRC through its variable interest entities, Zhuhai Kingsoft Cloud and Kingsoft Cloud Information and subsidiaries of its variable interest entities (collectively, the “VIEs”). The equity interests of the VIEs are legally held by PRC shareholders (the “Nominee Shareholders”). Despite the lack of technical majority ownership, the Company through the WFOE has effective control of the VIEs through a series of contractual arrangements (the “Contractual Agreements”). Through the Contractual Agreements, the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interests in the VIEs to the Company and therefore, the Company has the power to direct the activities of the VIEs that most significantly impact its economic performance. The Company also has the ability and obligation to absorb substantially all of the profits and all the expected losses of the VIEs that potentially could be significant to the VIEs. Therefore, the Company is the primary beneficiary of the VIEs. Based on the above, the Company consolidates the VIEs in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”).

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (Continued)

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and VIEs’ subsidiaries included in the Company’s condensed consolidated balance sheets, interim condensed consolidated statements of comprehensive loss and interim condensed consolidated statements of cash flows:

	As at
	December 31, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$
		(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	2,209,647	497,173	69,891
Restricted cash	89,704	16,170	2,273
Accounts receivable, net of allowance for credit losses of RMB30,082 and RMB61,140 (US$8,595) as of December 31, 2021 and September 30, 2022, respectively	3,170,860	2,144,817	301,514
Prepayments and other assets	907,350	948,865	133,389
Amounts due from related parties	184,137	345,406	48,556
Amounts due from subsidiaries of the Group	2,157,428	2,091,616	294,036
Total current assets	8,719,126	6,044,047	849,659
Non-current assets:
Property and equipment, net	2,157,093	2,169,005	304,915
Intangible assets, net	93,662	82,449	11,590
Prepayments and other assets	27,036	22,469	3,159
Goodwill	64,082	48,814	6,862
Equity investments	162,244	157,244	22,105
Amounts due from related parties	4,712	4,712	662
Operating lease right-of-use assets	184,908	143,069	20,112
Total non-current assets	2,693,737	2,627,762	369,405
Total assets	11,412,863	8,671,809	1,219,064
LIABILITIES
Current liabilities:
Accounts payable	2,733,487	2,278,371	320,288
Accrued expenses and other liabilities	1,208,868	594,513	83,575
Short-term bank loans	1,348,166	1,017,045	142,974
Income tax payable	1,026	—	—
Amounts due to related parties	797,731	814,079	114,441
Current operating lease liabilities	70,672	61,386	8,630
Amounts due to subsidiaries of the Group	1,597,946	1,195,853	168,111
Total current liabilities	7,757,896	5,961,247	838,019
Non-current liabilities:
Other liabilities	6,975	143,686	20,199
Non-current operating lease liabilities	121,057	101,080	14,210
Amounts due to related parties	472,882	488,020	68,605
Amounts due to subsidiaries of the Group	7,486,525	8,255,554	1,160,547
Total non-current liabilities	8,087,439	8,988,340	1,263,561
Total liabilities	15,845,335	14,949,587	2,101,580

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (Continued)

	For the nine months ended September 30,
	2021	2022	2022
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Revenues	5,834,129	3,878,645	545,251
Net loss	(1,250,943)	(2,016,156)	(283,427)
Net cash used in operating activities	(1,083,760)	(293,061)	(41,198)
Net cash used in investing activities	(532,270)	(967,933)	(136,070)
Net cash generated from (used in) financing activities	1,762,747	(279,819)	(39,336)

The carrying amounts of the assets, liabilities, and the results of operations of the VIEs and their subsidiaries are presented in aggregate due to the similarity of the purpose and design of the VIEs and their subsidiaries, the nature of the assets in these VIEs and their subsidiaries and the type of the involvement of the Company in these VIEs and their subsidiaries.

The revenue-producing assets that are held by the VIEs and their subsidiaries comprise mainly electronic equipment, and data center machinery and equipment. The VIEs and their subsidiaries contributed an aggregate of 91.14% and 64.12% of the Group’s consolidated revenue for the nine months ended September 30, 2021 and 2022, respectively, after elimination of inter-entity transactions.

As of December 31, 2021 and September 30, 2022, except for RMB702,424 and RMB735,550 (US$103,402) of VIEs’ subsidiaries’ electronic equipment that was secured for the loans borrowed from Xiaomi Group (Note 18), and RMB89,704 and RMB16,170 (US$2,273) of a VIE’s subsidiary’s restricted cash that was secured for certain payables to suppliers and to guarantee certain revenue contracts, respectively, there was no other pledge or collateralization of the VIEs and VIEs’ subsidiaries’ assets that can only be used to settle obligations of the VIEs and VIEs’ subsidiaries. Other than the amounts due to subsidiaries of the Group (which are eliminated upon consolidation), all remaining liabilities of the VIEs and VIEs’ subsidiaries are without recourse to the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s interim condensed consolidated financial statements include, but are not limited to, allowance for credit losses for accounts receivable, contract assets and amounts due from related parties, measurement of operating and finance lease right-of-use assets and lease liabilities, impairment of long-lived assets, impairment of goodwill, useful lives of long-lived assets, realization of deferred tax assets, uncertain tax positions, share-based compensation expense, the purchase price allocation and fair value of non-controlling interests and contingent consideration with respect to business combinations, the fair value of equity investments and standalone selling prices of performance obligation of revenue contracts. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB7.1135 per US$1.00 on September 30, 2022 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Equity investments

Equity investments with readily determinable fair value

Equity investments with readily determinable fair value, except for those accounted for under the equity method and those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in the consolidated statements of comprehensive loss.

In 2022, the Group purchased equity interests of a company listed on the HK Stock Exchange for a cash consideration of RMB63,356 (US$8,906). RMB33,901 (US$4,766) of unrealized losses resulting from the change in fair value of the equity investments were recognized in “Other gain (loss), net” on the interim condensed consolidated statement of comprehensive loss for the nine months ended September 30, 2022.

Equity investments without readily determinable fair value

The Group’s equity investments without readily determinable fair value are long-term investments in unlisted companies based in the PRC over which the Group neither has significant influence nor control through investment in common stock or in-substance common stock. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Group elected to use the measurement alternative to measure all its investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

The Group makes a qualitative assessment of whether the equity investments are impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the entity has to recognize an impairment loss in the statements of comprehensive loss equal to the difference between the carrying value and fair value. The Group recognized an impairment loss of RMB nil and RMB14,940 (US$2,100) related to equity investments for the nine-month ended September 30, 2021 and 2022, respectively.

In February 2022, the Group disposed certain equity interests in Beijing Yunshu Xunlian Technology Co., Ltd. (“Beijing Yunshu”), and deconsolidated Beijing Yunshu’s financial results from the Group’s consolidated financial statements from the date of disposal. The Group measured its remaining interests in Beijing Yunshu at fair value upon deconsolidation, and the loss recognized from the disposal of Beijing Yunshu was immaterial. Subsequent to the deconsolidation, the Group owns 15.63% equity interests in Beijing Yunshu and the remaining equity interests are accounted for using the measurement alternative.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equity investments (Continued)

Equity investments without readily determinable fair value (Continued)

The total carrying value of equity investments held as December 31, 2021 and September 30, 2022 were as follows:

	As at	As at
	December 31,	September 30,
	2021	2022	2022
	RMB	RMB	US($)
		(unaudited)	(unaudited)
Equity investments without readily determinable fair value:
Initial cost basis	114,256	124,196	17,459
Cumulative unrealized gains	96,793	96,793	13,607
Cumulative unrealized losses (including impairment)	—	(14,940)	(2,100)
Foreign currency translation	(3,883)	880	124
Total carrying value	207,166	206,929	29,090

Equity investments with readily determinable fair value:
Initial cost basis	—	63,356	8,906
Cumulative unrealized losses	—	(33,901)	(4,766)
Foreign currency translation	—	4,710	662
Total carrying value	—	34,165	4,802
	207,166	241,094	33,892

Fair value measurements

Financial instruments of the Group primarily include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, contract assets, equity investments, accounts payable, purchase consideration payable, certain other liabilities, amounts due from and due to related parties and bank loans. For equity investments without readily determinable fair value, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The Group, with the assistance of an independent third-party valuation firm, determined the estimated fair value of its equity investments using the alternative measurement. The Group measures equity investments with readily determinable fair value using the market approach based on the quoted prices in an active market. The carrying amounts of the bank loans approximate to their fair values due to the fact that the related interest rates approximate the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities. The Group measures its purchase consideration payable at fair value on a recurring basis. The fair value of purchase consideration payable is estimated by discounting cash flows using interest rates currently available for similar debts instruments of comparable maturities. The Group applies ASC 820 in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement. The carrying amounts of the remaining financial instruments approximate to their fair values because of their short-term maturities.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value measurements (Continued)

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Assets and liabilities measured at fair value on a recurring basis

		Quoted prices in	Significant	Significant
		active markets for	other observable	unobservable
	Total Fair	identical assets	inputs	inputs
	Value	(Level 1)	(Level 2)	(Level 3)	Total losses
	RMB	RMB	RMB	RMB	RMB
As of December 31, 2021
Purchase consideration payable	(1,328,508)	—	(1,328,508)	—	(9,249)
As of September 30, 2022 (unaudited)
Purchase consideration payable	(1,228,271)	—	(1,228,271)	—	(21,245)
Equity investments with readily determinable fair value	34,165	34,165	—	—	(33,901)

Assets and liabilities measured at fair value on a non-recurring basis

		Quoted prices in	Significant	Significant
		active markets for	other observable	unobservable
	Total Fair	identical assets	inputs	inputs	Total
	Value	(Level 1)	(Level 2)	(Level 3)	gains (losses)
	RMB	RMB	RMB	RMB	RMB
As of December 31, 2021
Equity investments accounted for using measurement alternative	207,166	—	—	207,166	82,492
As of September 30, 2022 (unaudited)
Equity investments accounted for using measurement alternative	206,929	—	—	206,929	(14,940)

The non-recurring fair value measurements to the carrying amount of equity investments accounted for using measurement alternative usually requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Group. These non-recurring fair value measurements were measured as of the observable transaction dates, which expect not to significantly differ from the ones measured as of the end of respective periods.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adoption of ASC 326

On January 1, 2021, the Group adopted ASC 326,Credit Losses (“ASC 326”) which replaced previously issued guidance regarding the impairment of financial instruments with an expected loss methodology that will result in more timely recognition of credit losses. The Group used a modified retrospective approach and did not restate the comparable prior periods, which resulted in a cumulative effect to increase the opening balance of accumulated deficit on January 1, 2021 by RMB5,684.

Accounts receivable and contract assets, net

The Group maintains an allowance for credit losses in accordance with ASC 326 and records the allowance for credit losses as an offset to accounts receivable and contract assets, and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the interim condensed consolidated statements of comprehensive loss. The Group assesses collectability by reviewing accounts receivable and contract assets on a collective basis where similar characteristics exist and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the accounts receivable and contract assets balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers.

Treasury shares

Treasury shares represent ordinary shares repurchased by the Company that are no longer outstanding and are held by the Company. Treasury shares are accounted for under the cost method. Under this method, repurchase of ordinary shares was recorded as treasury shares at historical purchase price.

Share-based compensation

The Group applies ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for its employee share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or equity award. All the Group’s share-based awards to employees only and are classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values.

The Group uses the accelerated method for all awards granted with graded vesting based on service conditions, and elected to account for forfeitures as they occur. The Group, with the assistance of an independent third party valuation firm, determined the fair value of the share-based awards granted to employees. The binomial option pricing model was applied in determining the estimated fair value of the options granted to employees.

A change in the terms or conditions of share options is accounted for as a modification of share-based awards. The Group calculates the incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested share-based awards, the Group recognizes incremental compensation cost in the period the modification occurred. For unvested share-based award, the Group recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases

The Group determines if an arrangement is a lease or contains a lease at lease inception. For leases with lease and non-lease components, the Group has elected to apply the practical expedient to not separate the lease component and its associated non-lease component. The Group recognizes a right-of-use asset and a lease liability on the consolidated balance sheets based on the present value of the lease payments over the lease term at commencement date. Variable lease payments that do not depend on an index or a rate are not included in the lease payments and are recognized in earnings in the period in which the event or condition that triggers the payment occurs. The Group has also elected the practical expedient the short-term lease exemption for contracts with lease terms of 12 months or less.

Operating lease expense is recorded on a straight-line basis over the lease term. Finance lease right-of-use assets are depreciated on a straight-line basis over the lesser of the useful life of the leased assets or the lease term. Interests on finance lease liabilities are determined as the amount that results in a constant periodic discount rate on the remaining balance of the liability. Finance lease assets are included in “Property and equipment, net” in the consolidated balance sheets. Current and non-current portions of finance lease liabilities are included in “Accrued expenses and other liabilities” and “Other liabilities”, respectively, in the consolidated balance sheets.

As most of the Group’s leases do not provide an implicit rate, the Group estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located.

Concentration of credit risk

The Group expects that there is no significant credit risk associated with cash and cash equivalents, restricted cash and short-term investments, which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries, the VIEs and the subsidiaries of VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

Accounts receivable and contract assets are typically unsecured and are derived from revenues earned from reputable customers. As of December 31, 2021, the Group had two customers, with accounts receivable balances exceeding 10% of the total accounts receivable balances. As of September 30, 2022, the Group had one customer, with accounts receivable balance exceeding 10% of the total accounts receivable balance. As of December 31, 2021 and September 30, 2022, the Group had one customer, with contract asset balance exceeding 10% of the total contract asset balance. The risks with respect to accounts receivable and contract assets are mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impact of COVID-19

For the nine months ended September 30, 2021, COVID-19 has had immaterial impact on the Group’s operations. For the nine months ended September 30, 2022, the Group’s operations were negatively impacted by the resurgence of COVID-19. There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of the pandemic; the uneven impact to certain industries; and the macroeconomic impact of government measures to contain the spread of COVID-19 and related government stimulus measures. As a result, certain of the Group’s estimates and assumptions, including allowance for credit losses, equity investments, long-lived assets and goodwill subject to impairment assessments, require increased judgment and carry a higher degree of variability and volatility that could result in material changes to the Group’s estimates in future periods.

Recent accounting pronouncements

In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. This update requires certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. This update is effective for annual periods beginning after December 15, 2021, and early application is permitted. This guidance should be applied either prospectively to all transactions that are reflected in financial statements at the date of initial application and new transactions that are entered into after the date of initial application or retrospectively to those transactions. The Group adopted this guidance on January 1, 2022 and does not expect any material impact on the Group’s consolidated financial statements as a result of adopting the new standard.

3.	BUSINESS COMBINATION

Acquisition of Shenzhen Yunfan

In March 2021, the Group completed the acquisition of 100% equity interest in Shenzhen Yunfan Acceleration Technology Co., Ltd. and its subsidiary (collectively, “Shenzhen Yunfan”). Shenzhen Yunfan is mainly engaged in providing content distribution, acceleration and other cloud-related IaaS and PaaS edge computing solutions, and the acquisition is expected to enhance the Group’s expertise in public cloud services. The results of Shenzhen Yunfan have been included in the Group’s consolidated financial statements since April 2021.

The total cash purchase price consideration was RMB126,400 (US$17,769). The Group recognized RMB586 (US$82) of net assets acquired excluding intangible assets, RMB77,000 (US$10,824) of intangible assets which comprised of technology, trademark and domain name,and RMB48,814 (US$6,862) of goodwill resulted from the acquisition. Goodwill recognized represents the expected synergies from integrating Shenzhen Yunfan with the Group’s existing cloud business and is not deductible for tax purposes.

Acquisition of Camelot

In September 2021, the Group completed the acquisition of 100% equity interests in Camelot Employee Scheme INC. (“CES”), which legally held 79.53% equity interests in Camelot Technology Co., Ltd. (“Beijing Camelot”) and its subsidiaries (collectively referred to as “Camelot”). Camelot is mainly engaged in enterprise digital solutions and enterprise digital services, and the acquisition is expected to further develop the Group’s enterprise cloud business. The results of Camelot have been included in the consolidated financial statements of the Group since September 2021.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

3.	BUSINESS COMBINATION (Continued)

Acquisition of Camelot (Continued)

The total purchase consideration was RMB5,290,553 (US$743,734), which consisted of cash consideration of RMB751,974 (US$105,711) and equity consideration of RMB4,538,579 (US$638,023). Goodwill recognized represents the expected synergies from integrating Camelot with the Group’s existing enterprise cloud business and is not tax deductible. During the second quarter of 2022, the Group completed the allocation of the purchase price to the individual assets acquired and liabilities assumed. The table below summarizes the final determination of the estimated fair values of the assets acquired and liabilities assumed from Camelot as of the acquisition date:

	Camelot
	RMB	US$
Total fair value of purchase consideration	5,290,553	743,734
Less:
Cash and cash equivalents	618,439	86,939
Restricted cash	1,126	158
Accounts receivable and other assets	940,511	132,215
Property and equipment, net	13,792	1,939
Intangible assets:
Customer relationship	620,100	87,172
Trademarks	474,000	66,634
Copyrights	34,100	4,794
Deferred tax assets	54,419	7,650
Deferred tax liabilities	(268,490)	(37,744)
Accounts payable and other liabilities	(871,903)	(122,570)
Non-controlling interests	(882,451)	(124,053)
Goodwill	4,556,910	640,600

The valuations used in the purchase price allocation for the acquisitions were determined by the Group with the assistance of independent third-party valuation firms using the income approach (a Level 3 measurement). Significant assumptions used in the valuation of intangible assets included projected revenue growth rates, operating margin, customer attrition rates, royalty rates and discount rate. Non-controlling interests at the acquisition date was measured by applying the equity percentage held by non-controlling shareholders and a discount for lack of control premium to the fair value of the acquired business of Camelot.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

4.	REVENUES, OTHER GAIN (LOSS), NET AND OTHER INCOME, NET

The following table presents the Group’s revenues from contracts with customers disaggregated by material revenue category:

	For the nine months ended September 30,
	2021	2022	2022
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Public cloud services recognized over time	4,628,609	4,015,989	564,559
Enterprise cloud services:
Recognized at a point in time	1,579,876	440,821	61,970
Recognized over time	189,166	1,590,237	223,552
	1,769,042	2,031,058	285,522
Others:
Recognized at a point in time	1,134	—	—
Recognized over time	2,269	2,047	288
	3,403	2,047	288
	6,401,054	6,049,094	850,369

The transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as of September 30, 2022 are primarily related to enterprise cloud services, which are as follows:

	RMB	US$
	(unaudited)	(unaudited)
Within one year	38,698	5,440
More than one year	41,530	5,838
Total	80,228	11,278

Contract Balances

Contract liabilities relate to contracts where the Group received payments but has not yet satisfied the related performance obligations. The advance consideration received from customers for the services is a contract liability until services are provided to the customer.

	For the nine months ended September 30,
	2021	2022	2022
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Revenue recognized from amounts included in contract liabilities at the beginning of the period	78,808	160,377	22,545

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

4.	REVENUES, OTHER GAIN (LOSS), NET AND OTHER INCOME, NET (Continued)

The following table presents the Group’s other gain (loss), net:

	For the nine months ended September 30,
	2021	2022	2022
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Gross unrealized gain on equity investments held	15,488	—	—
Gross unrealized loss (including impairment) on equity investments held	—	(48,841)	(6,866)
Net realized gain (loss) on equity investments sold	5,651	(123)	(17)
Changes in fair value of purchase consideration in a business acquisition	—	(21,245)	(2,987)
	21,139	(70,209)	(9,870)

The following table presents the Group’s other income (expense), net:

	For the nine months ended September 30,
	2021	2022	2022
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Government grants	11,386	27,165	3,819
Income from ADS Reimbursement (Note 11)	7,498	7,646	1,075
Value added tax transferred out	(9,419)	(9,488)	(1,334)
Gain on disposal of property and equipment	65	3,286	462
Others	(3,736)	(9,687)	(1,362)
	5,794	18,922	2,660

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

5.	ACCOUNTS RECEIVABLE, NET

	As at
	December 31, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$
		(unaudited)	(unaudited)
Accounts receivable	3,603,240	2,660,873	374,060
Allowance for credit losses	(32,265)	(93,904)	(13,201)
Accounts receivable, net	3,570,975	2,566,969	360,859

The movements of the allowance for credit losses were as follows:

	For the nine months ended September 30,
	2021	2022	2022
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Balance at beginning of the period	15,770	32,265	4,536
Adoption of ASC 326*	5,684	—	—
Provision for expected credit losses	53,741	249,293	35,045
Write-offs charged against the allowance	(52,279)	(160,359)	(22,543)
Recoveries during the period	(7,722)	(27,295)	(3,837)
Balance at end of the period	15,194	93,904	13,201
*

Starting from January 1, 2021, the Group adopted ASC 326, which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Group used a modified retrospective approach with a cumulative effect of increasing the opening balance of accumulated deficit of RMB5,684.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

6.	PREPAYMENTS AND OTHER ASSETS

	As at
	December 31, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$
		(unaudited)	(unaudited)
Current portion:
Prepayments to suppliers	162,528	177,578	24,964
Contract costs*	145,628	214,477	30,151
Contract assets, net**	550,068	541,640	76,143
VAT prepayments	619,391	604,081	84,920
Interest receivable	21,463	20,641	2,902
Deferred offering costs	—	38,872	5,465
Individual income tax receivable*** (Note 11)	48,949	2,135	300
Others	138,994	134,684	18,934
	1,687,021	1,734,108	243,779
Non-current portion:
Prepayments for electronic equipment	25,388	39,421	5,542
Others	3,678	478	67
	29,066	39,899	5,609
*

Represents costs incurred in advance of revenue recognition arising from direct and incremental costs related to enterprise cloud services provided. Such contract costs are recognized as cost of revenue upon the recognition of the related revenues.

**

Represents the Group’s rights to consideration for work completed in relation to its services performed but not billed at the end of respective periods. The allowance for credit losses on contract assets was RMB1,591 and RMB13,150 (US$1,849) as of December 31, 2021 and September 30, 2022, respectively. The amounts charged to expenses for credit losses on contract assets were RMB nil and RMB11,559 (US$1,625), and write-offs charged against the allowance were RMB nil and RMB nil (US$ nil) for the nine months ended September 30, 2021 and 2022, respectively.

***	Represents amounts due from certain employees related to their individual income taxes (“IIT”) arising from exercise and vesting of share-based awards.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

7.	PROPERTY AND EQUIPMENT, NET

	As at
	December 31, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$
		(unaudited)	(unaudited)
Electronic equipment	5,123,149	5,652,799	794,658
Office equipment and fixtures	15,462	15,633	2,198
Data center machinery and equipment	144,328	269,082	37,827
Building	15,768	161,007	22,634
Construction in progress	147,817	3,691	518
	5,446,524	6,102,212	857,835
Less: accumulated depreciation	(3,082,421)	(3,751,541)	(527,383)
Property and equipment, net	2,364,103	2,350,671	330,452

Depreciation expense of the property and equipment for the nine months ended September 30, 2021 and 2022 were RMB558,546 and RMB742,632 (US$104,398), respectively.

8.	INTANGIBLE ASSETS, NET

	As at
	December 31, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$
		(unaudited)	(unaudited)
Customer relationships	620,100	620,500	87,229
Patents and technologies	67,900	60,900	8,561
Trademarks and domain names	497,098	497,969	70,003
Software and copyrights	71,752	81,411	11,445
Others	3,637	3,707	521
	1,260,487	1,264,487	177,759
Less: accumulated amortization
Customer relationships	(32,637)	(106,083)	(14,913)
Patents and technologies	(8,138)	(15,225)	(2,140)
Trademarks and domain names	(20,722)	(58,058)	(8,162)
Software and copyrights	(26,692)	(36,625)	(5,149)
Others	(2,531)	(3,097)	(435)
	(90,720)	(219,088)	(30,799)
Intangible assets, net	1,169,767	1,045,399	146,960

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

8.	INTANGIBLE ASSETS, NET (Continued)

Amortization expense of intangible assets for the nine months ended September 30, 2021 and 2022 were RMB29,493 and RMB129,277 (US$18,173), respectively. As of September 30, 2022, estimated amortization expense of the existing intangible assets for each of the next five years is as follows:

	RMB	US$
	(unaudited)	(unaudited)
Remaining three months of 2022	43,296	6,086
2023	172,259	24,216
2024	170,654	23,990
2025	166,443	23,398
2026 and thereafter	492,747	69,270
Total	1,045,399	146,960

9.	GOODWILL

The changes in the carrying amount of goodwill were as follows:

		Cloud-based
	Cloud service	digital solutions
	and solutions	and services	Total
	RMB	RMB	RMB
Balance as of December 31, 2021	3,669,031	956,084	4,625,115
Disposal of a subsidiary	(15,268)	—	(15,268)
Purchase price adjustments	(3,259)	(864)	(4,123)
Balance as of September 30, 2022 (unaudited)	3,650,504	955,220	4,605,724
Balance as of September 30, 2022, in US$ (unaudited)	513,180	134,282	647,462

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

10.	LEASES

As of September 30, 2022, the undiscounted future minimum payments under the Group’s operating and financing lease liabilities and reconciliation to the operating and financing lease liabilities recognized on the interim condensed consolidated balance sheet were as below:

	Operating lease		Financing lease
	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Remaining three months of 2022	74,850	10,522	—	—
2023	58,789	8,264	—	—
2024	48,573	6,828	14,699	2,066
2025	29,852	4,197	22,049	3,100
2026 and thereafter	75,599	10,628	139,644	19,631
Total future lease payments	287,663	40,439	176,392	24,797
Less: imputed interest	(43,541)	(6,121)	(48,541)	(6,824)
Total lease liability balance	244,122	34,318	127,851	17,973

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As at
	December 31, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$
		(unaudited)	(unaudited)
Current portion:
Customer advances	378,957	412,080	57,929
Salary and welfare payable	600,775	550,168	77,341
Purchase of property and equipment	759,391	181,975	25,582
Accrued expenses	116,021	115,953	16,300
Other tax and surcharges payable	91,287	115,770	16,275
Deferred government grants	8,488	12,257	1,723
Purchase consideration payable*	148,038	1,228,271	172,668
Individual income tax payable** (Note 6)	48,949	2,135	300
Others***	71,934	89,838	12,630
	2,223,840	2,708,447	380,748
Non-current portion:
Deferred government grants	6,975	15,835	2,226
Purchase consideration payable*	1,180,470	—	—
Finance lease liabilities (Note 10)	—	127,851	17,973
Others***	45,232	75,558	10,622
	1,232,677	219,244	30,821
*

The amount represents the remaining purchase consideration to acquire Camelot. As of September 30, 2022, RMB282,783 (US$39,753) and RMB945,488 (US$132,915) will be settled by cash and ordinary shares of the Company by June 30, 2023, respectively.

**	Represents IIT payable to the tax bureau on behalf of certain employees related to their exercise and vesting of share-based awards.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES (Continued)
***

In July 2020, the Company received a reimbursement of US$7,469 (equivalent to RMB53,531) from the depository for the establishment and maintenance of the ADS program (“ADS Reimbursement”). As of September 30, 2022, RMB10,983 (US$1,544) was included in the current portion, and RMB17,371(US$2,442) was included in the non-current portion of accrued expenses and other liabilities. The ADS Reimbursement will be released to the consolidated statements of comprehensive loss in equal amounts over the ADS program term.

12.	BANK LOANS

	As at
	December 31, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$
		(unaudited)	(unaudited)
Short-term bank loans	1,348,166	1,041,045	146,348
	1,348,166	1,041,045	146,348

The weighted average interest rates for the outstanding short-term bank loans as of December 31, 2021 and September 30, 2022 were 4.59% and 4.39%, respectively.

13.	TAXATION

There is an immaterial provision for income taxes because the Company and a majority of its consolidated entities are in a current loss position for all the periods presented. The Company recorded a full valuation allowance against deferred tax assets of all of its consolidated entities because the Group was in a cumulative loss position as of September 30, 2022.

As of December 31, 2021 and September 30, 2022, the Group had unrecognized tax benefits of RMB59,049 and RMB49,591 (US$6,971), of which RMB43,095 and RMB22,585 (US$3,175), respectively, were deducted against the deferred tax assets on tax losses carried forward, and the remaining amounts of RMB15,954 and RMB27,006 (US$3,796), respectively, were presented in other liabilities in the condensed consolidated balance sheets. The Group’s unrecognized tax benefits for the years ended December 31, 2021 and September 30, 2022, were primarily related to the tax-deduction of accrued interest expenses and profit before tax differences. It is possible that the amount of unrecognized benefits will change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. As of December 31, 2021 and September 30, 2022, there are RMB15,954 and RMB27,006 (US$3,796) of unrecognized tax benefits that if recognized would impact the annual effective tax rate, respectively. For the periods presented, the Group did not record any penalties related to unrecognized tax benefits. In general, the tax authorities have three to five years to conduct examinations of the tax filings of the Group’s subsidiaries. Accordingly, the subsidiaries’ tax years of 2018 through 2021 remain open to examination by the respective tax authorities.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

14.	SHARE-BASED PAYMENTS

During the nine months ended September 30, 2022, the Board of Directors approved the grants of 116,581,517 awards and 8,667,040 awards to employees under the Share Award Scheme and Share Option Scheme, respectively. The share-based awards are accounted for as equity awards, and generally contain service vesting conditions and generally vest over a period from two to five years. The fair value of the awarded shares is the price of the Company’s publicly traded shares at their respective grant dates.

Fair value of share options

The fair value of share options was determined using the binomial tree model, with the assistance from an independent third-party appraiser. The binomial model requires the input of highly subjective assumptions, including the expected share price volatility and the exercise multiple. For expected volatility, the Company has made reference to historical volatility of several comparable companies. The exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it has considered the statistics on exercise patterns of employees compiled by Huddart and Lang in Huddart, S., and M. Lang. 1996. “Employee Stock Option Exercises: An Empirical Analysis.” Journal of Accounting and Economics, vol. 21, no. 1 (February):5-43, which are widely adopted by valuers as authoritative guidance on expected exercise multiples. For the employee exit rate, which represents the annual turnover rate of employees leaving services, the Group uses the historical employee exiting data to have an estimate of that input. The risk-free rate for the period within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant.

The assumptions used to estimate the fair value of the share options granted are as follows:

For the nine months ended September 30,
	2021	2022
	(unaudited)	(unaudited)
Risk-free rate	1.13%-1.62%	1.75%-2.93%
Expected volatility range	36.28%-38.03%	35.62%-46.22%
Exercise multiple	2.20-2.80	2.20-2.80
Fair market value per ordinary share as at valuation dates	US$1.97-US$3.49	US$0.24-US$0.73

Share based compensation expense for the nine months ended September 30, 2021 and 2022 were RMB309,211 and RMB258,565 (US$36,348), respectively.

15.	RESTRICTED NET ASSETS

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and the VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts of net assets restricted include paid in capital and statutory reserve funds of the Company’s PRC subsidiaries and the net assets of the VIEs and VIEs’ subsidiaries in which the Company has no legal ownership, totaling RMB3,466,060 (US$487,251) as of September 30, 2022.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

16.	LOSS PER SHARE

Basic and diluted loss per share for the periods presented are calculated as follows:

	For the nine months ended September 30,
	2021	2022	2022
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Numerator:
Net loss attributable to ordinary shareholders—basic and diluted	(1,110,786)	(2,149,306)	(302,143)

Denominator:
Weighted average number of ordinary shares outstanding—basic and diluted	3,377,952,450	3,654,601,335	3,654,601,335
Basic and diluted loss per share	(0.33)	(0.59)	(0.08)

For the periods presented herein, the computation of basic loss per share using the two-class method is not applicable. The effects of all outstanding options and awarded shares were excluded from the computation of diluted loss per share for the periods presented as their effects would be anti-dilutive.

17.	TREASURY SHARES

On March 31, 2022, the Company’s shareholders and Board of Directors authorized a share repurchase program (“2022 Share Repurchase Program”) under which the Company may repurchase up to US$100,000 of its ordinary shares in the form of ADSs during a twelve-month period. The share repurchases may be made in accordance with applicable laws and regulations through open market transactions, privately negotiated transactions or other legally permissible means as determined by the management. Under the 2022 Share Repurchase Program, the Company has repurchased 64,627,980 ordinary shares for a total consideration of US$10,179 for the nine months ended September 30, 2022.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

18.	RELATED PARTY TRANSACTIONS
a)	Related Parties

Name of related parties	Relationship with the Group
Kingsoft Corporation Limited (“Kingsoft”) and its subsidiaries (“Kingsoft Group”)	Principal shareholder of the Company

Xiaomi Corporation and its subsidiaries (“Xiaomi Group”)	Entities controlled by a director of the Company

b)	The Group had the following related party transactions:

	For the nine months ended September 30,
	2021	2022	2022
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Revenues:
Public cloud services provided to Xiaomi Group	560,955	631,170	88,728
Public cloud services provided to Kingsoft Group	109,989	142,598	20,047
Enterprise cloud services provided to Xiaomi Group	6,178	46,280	6,506
Enterprise cloud services provided to Kingsoft Group	—	7,250	1,019
	677,122	827,298	116,300
Purchase of devices from Xiaomi Group	314	87	12
Interest expense on loan due to Xiaomi Group	5,879	52,505	7,381
Interest expense on loan due to Kingsoft Group	—	17,631	2,479
Rental of building from Xiaomi Group*	40,614	33,499	4,709
Rental of office space, and administrative services from Kingsoft Group	11,123	10,578	1,487
	57,930	114,300	16,068
*

The Group entered into agreements to lease a building and office space from Xiaomi Group. As of December 31, 2021 and September 30, 2022, the related operating lease right-of-use assets amounted to RMB210,551 and RMB160,000 (US$22,492) and operating lease liabilities amounted to RMB238,180 and RMB 202,291 (US$28,438), respectively.

Other than the transactions disclosed above, the Group also provides public cloud services to an equity investee. Revenue generated from the investee represented less than 1% of the Group’s total revenues for the nine months ended September 30, 2022.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

18.	RELATED PARTY TRANSACTIONS (Continued)
c)	The Group had the following related party balances at the end of the periods:

	As at
	December 31, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$
		(unaudited)	(unaudited)
Amounts due from related parties:
Trade related:
Xiaomi Group	175,170	283,752	39,889
Kingsoft Group	26,868	52,336	7,357
Others	—	23,786	3,344

Non-trade related:
Kingsoft Group	10,863	10,868	1,528
	212,901	370,742	52,118
Amounts due to related parties:
Trade related:
Kingsoft Group	15,092	13,985	1,966
Xiaomi Group	55,853	42,441	5,966

Non-trade related:
Kingsoft Group*	529,284	529,284	74,406
Xiaomi Group**	709,088	754,161	106,018
	1,309,317	1,339,871	188,356
*

During 2021, the Group entered into an unsecured loan agreement with Kingsoft Group for an aggregate principal amount of RMB500,000 bearing a fixed annual interest rate of 4.65%. The Group has fully repaid the loan in November 2022.

**

During 2021 and 2022, the Group entered into several loan agreements with a fixed interest rate of 4.36% and 3.98% with Xiaomi Group which are secured by the Group’s electronic equipment. The carrying amount of the electronic equipment pledged was RMB 702,424 and RMB735,550 (US$103,402) as of December 31, 2021 and September 30, 2022, respectively. As of December 31, 2021 and September 30, 2022, the current portion of the loans were RMB 236,206 and RMB 325,950 (US$ 45,821), and the non-current portion of the loans were RMB 472,882 and RMB 428,211 (US$ 60,197), respectively.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

18.	RELATED PARTY TRANSACTIONS (Continued)

Under the terms of the agreements, the Group will repay in fixed quarterly installments over 4 years according to the following schedule:

	As at
	September 30, 2022
	RMB	US$
	(unaudited)	(unaudited)
Remaining three months of 2022	11,496	1,616
2023	306,978	43,154
2024	301,908	42,442
2025	74,590	10,486
2026	59,189	8,321
Total	754,161	106,019

All the balances with related parties except for the loans from Xiaomi Group were unsecured. All outstanding balances except for loans from Xiaomi Group and Kingsoft Group are repayable on demand unless otherwise disclosed. The credit losses for the amount due from related parties were immaterial for the periods presented.

19.	COMMITMENTS AND CONTINGENCIES

Capital expenditure commitments

The Group has commitments for the construction of a data center of RMB34,287 (US$4,820) at September 30, 2022, which are scheduled to be paid within one year.

Other commitments

On May 23, 2022 and June 9, 2022, the Group entered into two non-cancelable one-year internet data center service agreements pursuant to which the Group has total contractual minimum purchase commitments amounting to RMB1,250,000(US$175,722). As of September 30, 2022, the remaining purchase commitment is RMB643,012 (US$90,393).

Contingencies

The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

20.	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

RMB
Balance as of January 1, 2021	(68,440)
Foreign currency translation adjustments, net of tax of nil	(20,442)
Balance as of September 30, 2021 (unaudited)	(88,882)
Balance as of January 1, 2022	(207,882)
Foreign currency translation adjustments, net of tax of nil	797,123
Balance as of September 30, 2022 (unaudited)	589,241
Balance as of September 30, 2022, in US$ (unaudited)	82,834

There have been no reclassifications out of accumulated other comprehensive loss to net loss for the periods presented.

21.	SUBSEQUENT EVENT

In October 2022, the Company entered into share purchase agreements with the noncontrolling shareholders of Beijing Camelot to acquire an aggregate of 9.50% of equity interests in Beijing Camelot for a total cash consideration of RMB456,000, which will be settled in five installments by the end of 2024.

In October 2022, the Company’s shareholders and Board of Directors authorized to amend the 2021 Share Award Scheme, and increased the maximum aggregate numbers of ordinary shares that are authorized to be issued under the 2021 Share Award Scheme from 209,216,310 to 236,717,025 ordinary shares.

In November 2022, the Company and three employee incentive platforms entered into certain agreements in relation to the acquisition of 3.19% of the equity interests in Beijing Camelot, pursuant to which (i) the Company shall grant a total of 27,500,715 restricted share units under the 2021 Share Award Scheme to current and former employees of Camelot in recognition of their contribution to Camelot, and (ii) the three employee incentive platforms shall transfer the 3.19% equity interests in Beijing Camelot to the Group for RMB43,981 which shall be settled by cash.